UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert-Bourassa Blvd., Suite 200

Montreal Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F                ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On September 14, 2018 the Annual Meeting of Shareholders (the “Meeting”) of Birks Group Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on July 20, 2018 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 10,242,911 Class A voting shares outstanding (which entitle the holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (which entitle the holder to 10 votes per share) and no preferred shares outstanding.

The shareholders of the Company elected as directors, Niccolò Rossi di Montelera, Jean-Christophe Bédos, Davide Barberis Canonico, Emily Berlin, Shirley A. Dawe, Frank Di Tomaso, Louis L. Roquet and Joseph F.X. Zahra, to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes:

Name	Votes For	Votes Withheld	Non-Votes
Niccolò Rossi di Montelera	83,561,253	51,027	0
Jean-Christophe Bédos	83,561,227	51,053	0
Davide Barberis Canonico	83,561,259	51,021	0
Emily Berlin	83,561,211	51,056	13
Shirley A. Dawe	83,561,224	51,056	0
Frank Di Tomaso	83,561,198	51,082	0
Louis L. Roquet	83,561,218	51,062	0
Joseph F.X. Zahra	83,561,060	51,220	0

The shareholders authorized the appointment of KPMG LLP as the Company’s independent auditors and authorized the directors to fix KPMG LLP’s remuneration by a vote of 83,609,733 shares in favor, 2,170 shares against, 377 shares abstaining and 0 shares non-voting.

2.	DEPARTURE OF VICE PRESIDENT, BIRKS BRAND AND CHIEF MARKETING OFFICER

As of September 17, 2018, Ms. Eva Hartling is no longer employed by Birks Group Inc. (the “Company”). Ms. Hartling served as Vice President, Birks Brand and Chief Marketing Officer of the Company. The Company is reorganizing the functions of this position within its corporate organizational structure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC. (Registrant)

	By:	/s/ Miranda Melfi
Date: September 21, 2018		Miranda Melfi Vice President, Legal Affairs and Corporate Secretary